Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Metals Acquisition Corp. on Amendment No. 2 to Form S-1 (File No. 333-257854) of our report dated April 6, 2021, except for Note 2, Note 3, and Note 5, as to which the date is July 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Metals Acquisition Corp. as of March 16, 2021 and for the period from March 11, 2021 (inception) through March 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 22, 2021